SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 January 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland
Discretionary Coupon Payments
19 January 2010

The EU Commission has indicated that, in line with its policy and pending its assessment of the Bank's restructuring plan (which is required in compliance with State aid rules), that the Bank should not make coupon payments on its Tier 1 and Upper Tier 2 capital instruments unless under a binding legal obligation to do so.

From the Commission's perspective, this restriction on banks which are subject to restructuring plans is intended to prevent the reduction of own funds by financial institutions which are still reliant on State aid to fulfil regulatory capital requirements.

In this context the Bank announces that under the terms of the BOI Capital Funding (No.2) LP US$800m Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities ("LP2 Securities") and the BOI Capital Funding (No.3) LP US$400m Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities ("LP3 Securities") which both have the benefit of subordinated guarantees from the Bank that the non-cumulative distribution on these securities, which would otherwise have been payable on 1 February and 4 February 2010 respectively will not now be paid. The decision is entirely without prejudice to all of the Bank's ongoing discussions with the Commission and its entitlements under the State aid rules and relevant EU Treaties.

The effect of this decision by the Bank will be to trigger the "Dividend Stopper" provisions of the LP 2 Securities and LP 3 Securities. While these "Dividend Stoppers" remain in force, the Bank will be precluded, for a period of one calendar year from and including 1 and 4 February 2010 respectively, from declaring and paying any distribution or dividend on its "Junior Share Capital" and on any "Parity Security", which currently comprises the Bank's ordinary capital stock ("the Ordinary Stock"), the outstanding non-cumulative Euro and Sterling Preference Stock (currently 3,026,598 units of €1.27 and 1,876,090 units of £1.00), the Bank of Ireland UK Holdings plc €600m 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities, the Bank of Ireland UK Holdings plc Stg£350m 6.25% Guaranteed Callable Perpetual Preferred Securities, the BOI Capital Funding (No.1) LP €600m Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities and the BOI Capital Funding (No.4) LP £500m Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities and the Irish Government €3.5bn preference stock ("the 2009 Preference Stock") issued to the National Pensions Reserve Fund Commission of Ireland ("NPRFC").

In accordance with the terms of the 2009 Preference Stock, the NPRFC would become entitled to be issued, on February 20, 2010 or on a date in the future, a number of units of Bank of Ireland Ordinary Stock (based on the average trading price of Ordinary Stock in the 30 trading days prior to February 20, 2010, assuming the Ordinary Stock was settled on that date) related to the cash amount of the dividend that would otherwise have been payable (€250m), should there be no change in these circumstances. The Bank is, however in ongoing discussions with the Department of Finance and the EC on this and other related matters as part of our overall engagement on the Bank's restructuring plan and accordingly, this outcome is not certain.

The Bank recognises that a longer period where there is non payment of coupons is unfavourable from the perspective of the holders of the impacted securities. In recognition of this the Bank is examining the merits of further liability management subject to regulatory and other approvals.

Ends.

  FORWARD LOOKING STATEMENT

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, projected impairment losses, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the performance and volatility of international capital markets, the expected level of credit defaults, the impact of the National Asset Management Agency, the outcome from the review by the European Commission under EU state aid rules of the plan submitted by the Group, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues, and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

For further information please contact:

Brian Kealy	Dan Loughrey	Geraldine Deighan
Head of Capital Management	Head of Group Corporate Communications	Head of Group Investor Relations
Tel: + 353 1 604 3537	Tel: + 353 1 604 3833	Tel: + 353 1 604 3501

Sean Crowe
Group Treasurer
Tel: + 353 1 604 3418

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 19 January 2010